Exhibit (a)(5)(S)
Quebec B.V.
Breda, The Netherlands
Announcement pursuant to Sections 34, 21 para. 2 sentence 1 in conjunction with Section 14 para. 3 sentence 1 no. 2 of the German Securities Acquisition and Takeover Act
(Wertpapiererwerbs- und Übernahmegesetz — WpÜG)
— Amendment of the Offer —
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.
On May 18, 2020, Quebec B.V., Breda, The Netherlands, (the “Bidder”), a wholly-owned subsidiary of Thermo Fisher Scientific Inc., a corporation incorporated under the laws of Delaware, U.S.A. (“Thermo Fisher”), published the offer document regarding its voluntary public takeover offer (as amended, including by the Offer Amendment described herein, the “Offer”) to the shareholders of QIAGEN N.V., Venlo, The Netherlands (“QIAGEN”), for the acquisition of all ordinary shares of QIAGEN (ISIN: NL0012169213; CUSIP: N72482123) (“QIAGEN Shares”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer Document.
The Bidder has, with the consent of QIAGEN, amended the Offer to, inter alia, (1) increase the Offer Price by EUR 4.00 from EUR 39.00 to EUR 43.00 and (2) amend the Offer Condition set forth in Section 12.1 (Minimum Acceptance Threshold) of the Offer Document such that the aggregate number of QIAGEN Shares validly tendered for acceptance (including under guaranteed delivery procedures) in accordance with the terms of the Offer and not validly withdrawn together with any QIAGEN Shares held by Thermo Fisher or any of its affiliates, must amount to at least 66.67% (instead of 75%) of QIAGEN’s issued and outstanding ordinary share capital at the end of the Acceptance Period, excluding, for the avoidance of doubt, any QIAGEN Shares held by QIAGEN in treasury at the end of the Acceptance Period.
Due to the amendment of the Offer (the “Offer Amendment”), the Acceptance Period is extended by two weeks pursuant to Section 21 para. 5 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz (WpÜG)). The Offer will expire on August 10, 2020, 24:00 hours (local time Frankfurt am Main, Germany) / 18:00 hours (local time New York, United States).
The German language version of the Offer Amendment is available for distribution free of charge at D.F. King Ltd, Mergenthaler Allee 15-21, 65760 Eschborn, Germany, which can be requested via email to QGEN@dfking.com or via fax to +49 69 2222 129 19 or via phone to +49 800 186 0230 by providing a valid mailing address. The English language version of the Offer Amendment is available for distribution free of charge at D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, United States, which can be requested via email to QGEN@dfking.com and via phone to + 1 (877) 297-1744 (toll-free in the United States).
Furthermore, the German language version and the English language version of the Offer Amendment are also available on the internet at
http://corporate.thermofisher.com/en/offer.html?lang=de and http://corporate.thermofisher.com/en/offer.html, respectively.
Breda, July 17, 2020
Quebec B.V.

Important notice:
This announcement pursuant to Section 21 para. 2 sentence 1 in conjunction with Section 14 para. 3 sentence 1 no. 2 of the WpÜG is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer is made solely by the Offer Document published May 18, 2020, as amended by the Offer Amendment, the related Declaration of Acceptance (as defined in Section 13.1.2 of the Offer Document), the related Letter of Transmittal (as defined in Section 13.2.2 of the Offer Document) and any other related materials (and any supplements or amendments thereto), and is being made to all shareholders of QIAGEN.
The Offer is being launched and implemented in accordance with the WpÜG and applicable regulations, applicable Dutch public offer rules and applicable U.S. securities laws. Shareholders of QIAGEN who are subject to laws other than those of the member states of the European Union and the European Economic Area or the United States may be subject to legal restrictions and are advised to inform themselves and comply with the relevant applicable laws. The Bidder assumes no responsibility for acceptance of the Offer outside of Germany, The Netherlands and the other member states of the European Union and the European Economic Area and the United States being permissible under the relevant applicable laws. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Bidder by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Bidder.
The Offer Document and the applicable related documents described herein and therein, as they may be amended from time to time, contain important information that should be read carefully and in their entirety before any decision is made with respect to the Offer. The Offer materials and other documents filed with the SEC by Thermo Fisher Scientific Inc. or QIAGEN may be obtained free of charge at the SEC’s website at www.sec.gov and from the U.S. Information Agent (as defined in Section 1.4 of the Offer Document) or German Information Agent (as defined in Section 21 of the Offer Document) for the Offer.
This publication is available on the internet
under: http://corporate.thermofisher.com/en/offer.html
on: July 17, 2020.